UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gushan Environmental Energy Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.00001 each

(Title of Class of Securities)

40330W 205

(CUSIP Number)

Jianqiu YU

Carling Technology Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central,

Sheung Wan, Hong Kong

(852) 2587 7202

With copies to:

Joseph W.K. CHAN

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021

China

(86) 21 2322 9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Gemino Success Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,996,218(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 63,996,218(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,996,218 ordinary shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
14.	TYPE OF REPORTING PERSON CO

(1)	Gemino Success Limited is the record owner of 63,996,218 ordinary shares of Gushan Environmental Energy Limited.

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Hero Track Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,446,360(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,446,360(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,360 ordinary shares(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON CO

(2)	Hero Track Holdings Limited is the record owner of 2,446,360 ordinary shares of Gushan Environmental Energy Limited.

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Hero Track Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,446,360(3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,446,360(3)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,360 ordinary shares(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON CO

(3)	Hero Track Limited is the sole shareholder of Hero Track Holding Limited, Which in turn is the record owner of 2,466,360 ordinary shares of Gushan Environmental Energy Limited.

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Jianqiu Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,442,578(4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,442,578(4)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,442,578 ordinary shares(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14.	TYPE OF REPORTING PERSON IN

(4)

Mr. Jianqiu Yu is the sole shareholder of Gemino Success Limited, which in turn is the record owner of 63,996,218 ordinary shares of Gushan Environmental Energy Limited. He is also the sole shareholder of Hero Track Limited, which in turn is the sole shareholder of Hero Track Holding Limited, which in turn is the record owner of 2,446,360 ordinary shares of Gushan Environmental Energy Limited.

Introductory Note

This Schedule 13D (“Schedule 13D”) is filed with respect to Gushan Environmental Energy Limited (the “Company” or “Issuer”) by Gemino Success Limited, a company organized and existing under the laws of the British Virgin Islands, Hero Track Holdings Limited, a company organized and existing under the laws of Hong Kong, Hero Track Limited, a company organized and existing under the laws of the British Virgin Islands, and Mr. Jianqiu Yu (“Mr. Yu”, and together with Gemino Success Limited, Hero Track Holdings Limited and Hero Track Limited, the “Reporting Persons”). This Schedule 13D supersedes the Schedule 13G filed with the Securities and Exchange Commission (“SEC”) by Gemino Success Limited and Mr. Yu on February 14, 2008, as amended by Amendment No. 1 thereto filed with the SEC by Gemino Success Limited and Mr. Yu on February 9, 2009 and by Amendment No. 2 thereto filed with the SEC by the Reporting Persons on February 13, 2012.

Item 1. Security and Issuer

This statement relates to the ordinary shares, par value HK$0.00001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing ten Ordinary Shares) of the Issuer. The Issuer’s principal executive office is located at No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province, the People’s Republic of China.

Item 2.	Identity and Background

(a) This statement of beneficial ownership on Schedule 13D is being jointly filed by Gemino Success Limited, Hero Track Holdings Limited, Hero Track Limited and Mr. Yu.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) The business address of each of the Reporting Persons is c/o Carling Technology Limited, Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

(c) The principal business of each of Gemino Success Limited, Hero Track Holdings Limited and Hero Track Limited is to hold, transact or otherwise deal in the securities of the Issuer or to finance the Issuer.

The principal occupation of Mr. Yu is Principal Executive Officer, Chairman and Director of the Issuer. Additionally, Mr. Yu is the sole shareholder and the sole director of Gemino Success Limited and the sole shareholder of Hero Track Limited which in turn is the sole shareholder of Hero Track Holdings Limited. Ms. Lili Yu serves as the sole director of Hero Track Limited and the sole director of Hero Track Holdings Limited.

(d)-(e) During the last five years, none of the Reporting Persons and Ms. Lili Yu has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Yu is a citizen of Hong Kong Special Administrative Region. Ms. Lili Yu is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons anticipate that the Proposed Transaction (as defined in Item 4) will be primarily funded by Mr. Yu’s own funds but may be supplemented by possible debt financing. The Ordinary Shares held by the Reporting Persons will be cancelled for no consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

On February 24, 2012, Mr. Yu. for himself and for other entities affiliated with him, submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition of all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer, excluding Ordinary Shares held by the Reporting Persons for cash consideration equal to US$1.599 per ADS or US$0.1599 per Ordinary Share through an acquisition vehicle to be formed by Mr. Yu for the purpose thereof (the “Proposed Transaction”). The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.2 to this Schedule 13D and which is incorporated by reference in its entirety into this Item 4.

If the Proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. Neither the Issuer nor any of the Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

Mr. Yu reserves his right to change his plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by Mr. Yu may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or would result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D (although they reserve the right to develop such plan or proposal).

Item 5.	Interest in Securities of the Company

(a)-(b)

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gemino Success Limited	63,996,218 ordinary shares	33.5%	63,996,218 ordinary shares	0	63,996,218 ordinary shares	0

Hero Track Holdings Limited	2,446,360 ordinary shares	1.3%	2,446,360 ordinary shares	0	2,446,360 ordinary shares	0

Hero Track Limited	2,446,360 ordinary shares	1.3%	2,446,360 ordinary shares	0	2,446,360 ordinary shares	0

Jianqiu Yu	66,442,578 ordinary shares	34.8%	66,442,578 ordinary shares	0	66,442,578 ordinary shares	0

Mr. Yu is the sole shareholder of Gemino Success Limited, a British Virgin Islands company, which is in turn the record owner of 63,996,218 Ordinary Shares of the Issuer. Mr. Yu is the sole shareholder of Hero Track Limited, a British Virgin Islands company, which in turn is the sole shareholder of Hero Track Holdings Limited, a Hong Kong company, which in turn is the record owner of 2,446,360 Ordinary Shares of the Issuer. Pursuant to Section 13(d) of the Exchange Act, Mr. Yu may be deemed to beneficially own all of the Ordinary Shares held by Gemino Success Limited and Hero Track Holdings Limited.

By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(b)(3) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Proposal described under Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated February 28, 2012

Exhibit 99.2	Proposal to the Board of Directors of Gushan Environmental Energy Limited dated February 24, 2012

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 28, 2012

Gemino Success Limited	By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Sole director and sole shareholder

Hero Track Limited	By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Sole director

Hero Track Holdings Limited	By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Sole director

Jianqiu Yu	/s/ Jianqiu Yu
Jianqiu Yu

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons dated February 28 , 2012

99.2	Proposal to the Board of Directors of Gushan Environmental Energy Limited dated February 24, 2012